

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 23, 2016

Charles Allen
Chief Executive Officer
BTCS Inc.
1901 North Moore Street, Suite # 700
Arlington, Virginia 22209

> **Re:** **BTCS Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 16, 2016**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed December 20, 2016**
> **File No. 000-55141**

Dear Mr. Allen:

We have reviewed your filing, as amended, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General Information

Does any person have an interest in the adoption of the Reverse Split?, page 2

1. We note that a number of shares of common stock and warrants will become issuable upon the consummation of the reverse stock split. Please provide tabular disclosure that identifies each of your contractual agreements to issue additional shares or warrants and the number of shares or warrants that will become issuable under each agreement upon consummation of the reverse stock split.

2. You disclose that you are in default with respect to certain of your debt obligations. Please provide more specific disclosure as to any penalties you have incurred as a result of this default. Investors should understand in practical terms the cost to the company of the failure to effectuate the reverse stock split and the resulting risks.

<u>Amendment to our Articles of Incorporation to Effect a Reverse Split in a Ratio of 1-for-60</u>

<u>Purpose of the Reverse Split, page 3</u>

3. You disclose that you issued one hundred shares of Series A Preferred Stock to Mr. Allen in order to effectuate the reverse stock split. Exhibit 3.1 to the Form 8-K filed on December 9, 2016 states that these shares have total voting power that is equal to one vote more than the total combined voting power of the common stock and all other series or classes of equity of the company. Moreover, we note that these shares may only vote on a proposal to increase the authorized shares of common stock or effectuate a reverse stock split. Please provide us with an analysis supporting your conclusion that this is permissible under Nevada law.

<u>Effects of the Reverse Split, page 3</u>

4. Please expand the table on page 3 to describe your capitalization both before and after the reverse stock split, taking into account your discussion on page 2 regarding the interest of certain persons in the adoption of the reverse split. The revised table should include the number of shares (i) authorized (ii) issued and outstanding, and (iii) reserved for issuance both before and after the reverse stock split. Please also include the number of shares available for issuance before and after the split.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Michael D. Harris, Esq.
      Nason, Yeager, Gerson, White & Lioce, P.A.